Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE COMPLETION OF THE TRANSACTION
FOR THE SALE OF ITS RIGHTS IN THE RADISSON HOTEL COMPLEX IN BUCHAREST, ROMANIA

Tel Aviv, Israel, December 18, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that, further to its previous announcement dated November 29,2017 regarding the signing of an agreement for the sale of its holdings in a SPV that holds the Radisson Hotel Complex in Bucharest, Romania (the "Transaction"), it has now completed the Transaction. The net proceeds received (after offsetting the senior bank loan, working capital and other adjustments, as well as transaction expenses) is in the amount of approximately €81 million (the "Net Proceeds"). Part of the Net Proceeds in an amount equal to €8 million has been used to finance a vendor loan granted for a period of 3 years, bearing interest at the rate of 5% per annum.

Upon closing of the Transaction, the Company applied part of the Net Proceeds in order to repay its outstanding loan to Bank Hapoalim Ltd. in the amount of approximately Euro 11.6 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale (ii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iii) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com